

VAWAA, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: VAWAA, Inc. Management

We have reviewed the accompanying financial statements of VAWAA, Inc (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to this matter.

RNB Capital CPAs LLC

Indianapolis, IN

May 20, 2026

VAWAA, INC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	96,771	143,592
Prepaid Expenses		3,735	4,271
Total Current Assets		100,506	147,862
Non-Current Assets:			
Total Non-Current Assets		-	-
TOTAL ASSETS	$	100,506	147,862
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	6,867	500
Deferred Revenue		161,042	143,686
Notes Payable - ST		35,198	-
Accrued Interest - Convertible Notes		71,836	56,836
Convertible Notes		250,000	250,000
Other Current Liabilities		25,004	21,821
Total Current Liabilities		549,947	472,843
Non-Current Liabilities:			
SAFE Agreements		522,610	522,610
Total Non-Current Liabilities		522,610	522,610
TOTAL LIABILITIES	$	1,072,557	995,452
EQUITY			
Common Stock	$	50	50
APIC		41,595	41,273
Accumulated Deficit		(1,013,696)	(888,913)
TOTAL EQUITY	$	(972,051)	(847,590)
TOTAL LIABILITIES AND EQUITY	$	100,506	147,862

See Accompanying Notes to these Unaudited Financial Statements

VAWAA, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Revenue	$	450,603	316,399
Discounts & Refunds		(13,552)	(7,193)
Cost of Goods Sold		(316,865)	(227,561)
Gross Profit	$	120,186	81,646
Operating Expenses			
Payroll	$	90,140	91,370
Advertising & Marketing		21,450	38,266
General & Administrative		118,379	76,061
Total Operating Expenses		**229,969**	**205,697**
Total Loss from Operations	$	**(109,783)**	**(124,051)**
Other Income (Expense)			
Interest Expense	$	(15,000)	(15,041)
Total Other Income (Expense)	$	**(15,000)**	**(15,041)**
Net Income (Loss)	$	**(124,783)**	**(139,092)**

See Accompanying Notes to these Unaudited Financial Statements

VAWAA, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/24	500,000	50	40,962	(749,821)	(708,809)
Issuance of Common Stock	-	-	-	-	-
Additional Paid-in Capital	-	-	311	-	311
Net income (loss)	-	-	-	(139,092)	(139,092)
Ending balance at 12/31/24	500,000	50	41,273	(888,913)	(847,590)
Issuance of Common Stock	-		-	-	-
Additional Paid-in Capital	-	-	322	-	322
Net income (loss)	-	-	-	(124,783)	(124,783)
Ending balance at 12/31/25	500,000	50	41,595	(1,013,696)	(972,051)

See Accompanying Notes to these Unaudited Financial Statements

VAWAA, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(124,783)	(139,092)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prepaid Expenses		536	-
Accounts Payable		6,367	500
Deferred Revenue		17,356	48,069
Accrued Interest - Convertible Notes		15,000	15,041
Other Current Liabilities		3,183	4,389
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		42,442	67,999
Net Cash provided by (used in) Operating Activities	$	(82,341)	(71,093)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Notes Payable - ST		35,198	(5,214)
APIC		322	311
Net Cash provided by (used in) Financing Activities	$	35,520	(4,903)
Cash at the beginning of period		143,592	219,588
Net Cash increase (decrease) for period	$	(46,821)	(75,996)
Cash at end of period	$	96,771	143,592

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:			
Interest		-	-
Income taxes		-	-

See Accompanying Notes to these Unaudited Financial Statements

VAWAA, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

VAWAA, Inc. ("the Company") was formed in Delaware on June 27, 2017. The Company operates a premium global marketplace where guests travel to learn directly from master artists in their studios through immersive, multi-day creative apprenticeships. The Company's headquarters is in Brooklyn, New York. The Company's artists are located globally across 42 countries, and its customers are currently located primarily in the United States, with additional customers located internationally.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

VAWAA, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $96,771 and $143,592 in cash as of December 31, 2025 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Marketplace Commission Revenue

The Company operates an online platform through which customers book artist experiences (the "Experiences"). When a customer books an Experience, the customer pays the total transaction price through the Company's booking platform. The Company is primarily responsible for facilitating and delivering the overall Experience, manages the booking and customer communications, and remits an agreed portion of the transaction price to the artist after the Experience is completed. The Company acts as a platform operator and principal in these arrangements and therefore recognizes revenue at the gross transaction price charged to the customer, with the portion owed to artists recorded in cost of revenues.

The Company's performance obligation in these arrangements is to provide access to and operation of its platform and to facilitate the delivery of the underlying Experience to the customer. The Company satisfies this performance obligation, when the related artist experience has been completed. Amounts remitted or payable to artists are recorded as cost of revenues.

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Artist Onboarding Fee Revenue

In addition, the Company generates revenue from artist onboarding fees. The Company charges artists a one-time onboarding fee to join the platform. The related performance obligation is to review the artist's proposed experience and publish the artist's tailored experience offering on the Company's platform so that it is available for booking. These onboarding services represent a distinct performance obligation, and revenue is recognized at the point in time when that obligation is satisfied, which occurs when the artist's experience is reviewed, approved, and published on the platform and the listing is available for booking or, if the arrangement specifies that recognition is contingent on the artist achieving a specified level of activity, when the artist's first two bookings have been completed.

Deferred revenue primarily consists of customer prepayments for artist experiences that have not yet been completed and, to a lesser extent, artist onboarding fees billed in advance of the Company satisfying the related performance obligations. Deferred revenue was $161,042 and $143,686 as of December 31, 2025 and 2024, respectively. When the related Experiences are completed or the onboarding obligations are satisfied, the Company recognizes the associated amount as revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	(242,671)	(199,488)
Gross Deferred Tax Asset	**(242,671)**	**(199,488)**
Less: Valuation Allowance	242,671	199,488
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

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Net Operating Loss Carryforwards
As of December 31, 2025 and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $1,245,502 and $996,968 respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in years beginning in 2045. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	(242,671)	(193,782)
Valuation Allowance	242,671	193,782
Net Income Tax Expense (Benefit)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Income Taxes Paid	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(26,204)	21.00%	(29,209)	21.00%
State taxes, net of federal benefit	(17,010)	13.87%	(6,737)	4.84%
Permanent differences	32	-0.03%	439	-0.32%
Change in Valuation Allowance	43,183	-34.61%	35,507	-25.53%
Other		0.00%		0.00%
Total Income Tax Expense (benefit)	-	0.00%	-	0.00%

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2025 remain open to examination by federal and state tax authorities.

VAWAA, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025 and December 31, 2024

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Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Management represented that there were no related party transactions requiring disclosure for the years ended December 31, 2025 and 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatened litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements to fund operations. The notes bear simple interest at 6% per annum. The notes are convertible into shares of the Company's common stock at a 15% discount upon the occurrence of a qualified financing or change of control, as defined in the agreements. The notes originally matured on December 31, 2022 and, as of December 31, 2025, had not been amended or formally extended. The aggregate principal outstanding under these notes was $250,000 at both December 31, 2024 and 2025. The Company intends to amend the notes. As of the date the financial statements were available to be issued, no noteholder had demanded repayment. Accrued but unpaid interest related to these notes totaled $71,836 and $56,836 as of December 31, 2025 and 2024, respectively, and is presented separately as "Accrued interest – convertible notes" within current liabilities in the accompanying balance sheets. The accrued interest is included in the amount that would be payable to noteholders in cash or convertible into equity in accordance with the note terms.

Note Payable : In July 2025, the Company entered into a loan agreement with Stripe Capital for total proceeds of $80,653, with a stated maturity date of January 6, 2027. The outstanding balance under this loan was $35,198 as of December 31, 2025.

Simple Agreements for Future Equity (SAFE)

Before the 2024 financial year, the Company entered into numerous Simple Agreements for Future Equity ("SAFEs") with third-party investors. The SAFEs have no stated maturity date and bear no interest. Under the terms of the SAFEs, investors are entitled to receive either: (i) a number of shares of the Company's capital stock upon a qualified equity financing or other specified equity event, based on a contractual valuation cap, or (ii) in the case of a Liquidity Event (as defined in the agreements), a cash payment equal to the investor's original purchase amount at the investor's option. In addition, upon a Dissolution Event of the Company, the SAFEs provide the investors with a right to receive a cash payment equal to their purchase amount prior and in

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preference to any distributions to holders of the Company's capital stock. As of December 31, 2025 and 2024, the aggregate principal amount of SAFEs outstanding was $522,610, and the valuation caps of the SAFEs ranged from $5,000,000 to $13,000,000.

The Company has evaluated the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in an Entity's Own Equity, and concluded that the SAFEs are required to be classified as liabilities because they embody obligations that may require the Company to transfer cash and, when settled in shares, are not indexed solely to the Company's own stock. The SAFEs are recorded at the proceeds received (i.e., the investors' purchase amounts), adjusted for any conversions or repayments, and are presented as non-current liabilities in the accompanying balance sheets.

In connection with the issuance of five (5) SAFEs with a valuation cap of $13,000,000, the Company entered into separate Shared Earnings Side Letters with those investors. Under the Side Letters, in any calendar year in which the Company reports positive net income, the Company may, at its sole discretion, designate a portion of such net income (the "Shared Earnings Pool") for distribution to investors that hold similar side letters, determined based on net income calculated in accordance with U.S. GAAP. Each such investor is entitled to receive its proportional share of any Shared Earnings Pool, calculated as the investor's SAFE purchase amount divided by the aggregate purchase amounts invested by all investors granted similar distribution provisions. The Company is not obligated to make any shared earnings payments upon the occurrence of an Equity Financing, Liquidity Event, Dissolution Event, or termination of the related SAFE, or if the SAFE purchase amount is returned to the investor for any reason, and the Shared Earnings Side Letters do not modify the investors' rights under the SAFEs in those circumstances. The Side Letters also grant the investors customary information rights, including access upon request to annual financial statements and records reasonably necessary to verify any Shared Earnings calculations, subject to confidentiality restrictions. As of December 31, 2025 and 2024, the Company had not designated any Shared Earnings Pool, reported net income, or recorded any liability related to these Shared Earnings Side Letters.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.0001 per share. 500,000 shares were issued and outstanding as of 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2026, the date these financial statements were available to be issued.

The Stripe Capital loan disclosed in Note 5 was fully repaid on April 6, 2026.